U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[X] Form 10-K and 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and 10-QSB
[ ] Form N-SAR SAR

                       For Period Ended: May 31, 2002 SAR

--------------------------------------------------------------------------------

Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

                          Part I Registrant Information

--------------------------------------------------------------------------------

Full Name of Registrant:

                         Star Multi Care Services, Inc.
                              33 Walt Whitman Road
                     (Address of Principal Executive Office)

                          Huntington Station, NY 11746
                           (City, State and Zip Code)

--------------------------------------------------------------------------------

Part II Rules 12b-25(b) and (c)

--------------------------------------------------------------------------------

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

      (b) The subject report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

      (c)   Not applicable.

--------------------------------------------------------------------------------

Part III Narrative

--------------------------------------------------------------------------------

The Registrant has been unable to complete and file, when originally due, the Annual Report on Form 10-K as a result of delays in completing the financial statements required by this filing on a timely basis. The delays have been caused by the recent relocation of the accounting function and the recent appointment of a new chief financial officer.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Part IV  Other Information

--------------------------------------------------------------------------------

      (1) Name and telephone number of person to contact in regard to this notification

      Lawrence A. Muenz                                (631) 242-7384
            (Name)                              (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

      It is anticipated that the Registrant will report a net loss from operations for the fiscal year ended May 31, 2002 of approximately $1.5 million versus a loss of $7,985,738 that reflects the significant write-off of assets associated with the sale of the Registrant's New York and New Jersey operations in fiscal 2001.

                         Star Multi Care Services, Inc.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 30, 2002                    By: /s/ Stephen Sternbach
                                              ---------------------
                                              Name: Stephen Sternbach
                                              Chairman of the Board, President
                                              and Chief Executive Officer